SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or
            Suspension of Duty of File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.

                                                     Commission File No. 0-7601

                              Star Banc Corporation
             (Exact name of registrant as specified in its charter)

                                425 Walnut Street
                             Cincinnati, Ohio 45202
                                  513-632-4000
                  (Address, including zip code, and telephone
                 number, including area code, of registrant's
                          principal executive offices)

Common Stock, par value $5.00; 5.95% Senior Debt Due 1999; 6.83% Senior Debt Due 1999; 6.97% Senior Debt Due 1999; 6.65% Senior Debt Due 2000; 6.97% Senior Debt Due 2000; 6.81% Senior Debt Due 2000; 6.22% Senior Debt Due 2000; 5.557% Senior Debt Due 2000; 5.971% Senior Debt Due 2001; 5.945% Senior Debt Due 2002; 5.87% Senior Debt Due 2002; 6.074% Senior Debt Due 2002; 6.22% Senior Debt Due 2002; 5.925% Senior Debt Due 2003; 7.25% Debt Due 2003.

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           (Title of each class of securities covered by this Form)

                                      None
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              (Titles of all other classes of securities for which
                      a duty to file reports under Section
                             13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  |X|    Rule 12h-3(b)(1)(ii) |_|
          Rule 12g-4(a)(1)(ii) |_|    Rule 12h-3(b)(2)(i)  |_|
          Rule 12g-4(a)(2)(i)  |_|    Rule 12h-3(b)(2)(ii) |_|
          Rule 12g-4(a)(2)(ii) |_|    Rule 15d-6           |_|
          Rule 12h-3(b)(1)(i)  |X|

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Approximate number of holders of record as of the certificate or notice date: 0

Effective as of November 20, 1998, Star Banc Corporation ("Star") merged with and into a subsidiary of the new Firstar Corporation, with the new Firstar Corporation as the ultimate parent after such merger, and in connection therewith the obligations of Star with respect to these securities became obligations of the new Firstar.

Pursuant to the requirements of the Securities Exchange Act of 1934, the new Firstar Corporation, as successor by merger to Star Banc Corporation, has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 4, 1998                  By: /s/ Jennie Carlson

                                            Name:  Jennie Carlson

                                            Title: Senior Vice President,
                                                   General Counsel and Secretary


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